                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the months of   APRIL, MAY AND JUNE                           1999
                    ----------------------------------------------------------

                             QUEBECOR PRINTING INC.
                 ------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                 ------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X
          -----                                                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
   -----                                ------

                          INTERIM FINANCIAL STATEMENTS
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K




SECOND QUARTER OF 1999

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS)

--------------------------------------------------------------------------------------------------------------------------
                                                                      JUNE 30           December 31               June 30
                                                                         1999                  1998                  1998
                                                                   (UNAUDITED)             (audited)           (unaudited)
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets :
   Cash                                                               $ 1,676                 $ 309               $ 1,819
   Trade receivables                                                  621,217               695,867               569,947
   Inventories                                                        222,928               233,019               244,780
   Prepaid expenses                                                    31,290                25,035                26,149
--------------------------------------------------------------------------------------------------------------------------
                                                                      877,111               954,230               842,695

Fixed assets                                                        3,275,600             3,224,609             3,058,230
   less accumulated depreciation                                    1,108,180             1,013,645               927,122
--------------------------------------------------------------------------------------------------------------------------
                                                                    2,167,420             2,210,964             2,131,108

Goodwill                                                              624,640               595,724               379,156

Other assets                                                           97,380                81,198                70,442
--------------------------------------------------------------------------------------------------------------------------

                                                                  $ 3,766,551           $ 3,842,116           $ 3,423,401
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Bank indebtedness                                                  $ 4,331              $ 15,607              $ 19,948
   Trade payables and accrued liabilities                             546,125               601,244               507,972
   Income and other taxes                                              54,001                42,207                32,017
   Current portion of long-term debt
     and convertible debentures                                        37,461                51,066                40,347
--------------------------------------------------------------------------------------------------------------------------

                                                                      641,918               710,124               600,284

Long-term debt                                                        949,775             1,140,941               953,177

Other liabilities                                                     129,971               127,859               119,408

Deferred income taxes                                                 234,325               223,085               206,750

Convertible debentures                                                 52,583                58,193                57,414

Non-controlling interest                                               21,378                17,410                16,869

Shareholders' equity :
   Capital stock                                                    1,061,448               898,138               897,000
   Contributed surplus                                                 88,737                88,737                88,737
   Retained earnings                                                  674,023               629,596               548,463
   Translation adjustment                                             (87,607)              (51,967)              (64,701)
--------------------------------------------------------------------------------------------------------------------------
                                                                    1,736,601             1,564,504             1,469,499
--------------------------------------------------------------------------------------------------------------------------
                                                                  $ 3,766,551           $ 3,842,116           $ 3,423,401
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR EARNINGS PER SHARE AMOUNTS)

----------------------------------------------------------------------------------------------------------------------
                                                   Three months ended                    Six months ended
                                                        June 30,                             June 30,
                                                1999               1998              1999                1998
                                                       (Unaudited)                          (Unaudited)
----------------------------------------------------------------------------------------------------------------------
REVENUES                                        $ 944,323          $ 890,171        $ 1,854,838        $ 1,772,050
----------------------------------------------------------------------------------------------------------------------

Operating expenses :

Operating costs                                   798,985            761,316          1,595,458          1,539,956
Depreciation and amortization                      63,410             57,382            124,459            113,153
----------------------------------------------------------------------------------------------------------------------

                                                  862,395            818,698          1,719,917          1,653,109
----------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                   81,928             71,473            134,921            118,941

Financial expenses                                 15,889             15,264             33,673             30,412
----------------------------------------------------------------------------------------------------------------------

                                                   66,039             56,209            101,248             88,529

Income taxes                                       19,810             16,800             30,374             27,886
----------------------------------------------------------------------------------------------------------------------

                                                   46,229             39,409             70,874             60,643

Non-controlling interest                              339                461                761              1,006
----------------------------------------------------------------------------------------------------------------------

NET INCOME                                         45,890             38,948             70,113             59,637

Net income available for holders
of preferred shares                                 2,544              2,595              5,021              5,221
----------------------------------------------------------------------------------------------------------------------

NET INCOME AVAILABLE FOR HOLDERS
OF EQUITY SHARES                                 $ 43,346           $ 36,353           $ 65,092           $ 54,416
----------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------



EARNINGS PER SHARE                                 $ 0.37             $ 0.31             $ 0.56             $ 0.47
----------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------


AVERAGE NUMBER OF EQUITY SHARES
   OUTSTANDING (IN THOUSANDS)                     117,589            115,685            116,723            115,649
--------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)

----------------------------------------------------------------------------------------------------------------------

                                                                                       Six months ended
                                                                                           June 30,
                                                                                   1999                 1998
                                                                                          (Unaudited)
----------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in):

OPERATIONS:

Net income                                                                            $ 70,113            $ 59,637
Non-cash items in income :
   Depreciation and amortization                                                       124,459             113,153
   Deferred income taxes                                                                12,339              11,803
   Non-controlling interest                                                                761               1,006
   Other                                                                                 1,170               1,757
----------------------------------------------------------------------------------------------------------------------
                                                                                       208,842             187,356

Changes in non-cash operating working capital                                           34,200              (6,756)
----------------------------------------------------------------------------------------------------------------------

                                                                                       243,042             180,600
----------------------------------------------------------------------------------------------------------------------

FINANCING:

Net proceeds from issuance of capital stock                                            158,946                 999
Net increase (decrease) of long-term debt                                             (247,211)             36,558
Increase (decrease) in bank indebtedness                                               (11,276)                964
Dividends on equity shares                                                             (16,233)            (13,882)
Dividends paid to preferred shareholders                                                (5,089)             (5,806)
Dividends paid to non-controlling shareholders                                             (19)             (1,395)
Translation adjusment                                                                    6,240                (550)
----------------------------------------------------------------------------------------------------------------------

                                                                                      (114,642)             16,888
----------------------------------------------------------------------------------------------------------------------

INVESTMENTS:

Business acquisitions, net of cash position                                            (59,920)            (14,974)
Additions to fixed assets                                                              (72,939)           (185,687)
Proceeds from disposal of assets                                                         8,278                 874
Increase in other assets                                                               (10,105)             (5,223)
Other                                                                                    7,763               8,995
----------------------------------------------------------------------------------------------------------------------

                                                                                      (126,923)           (196,015)
----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                                   (110)                (34)
----------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH                                                                         1,367               1,439

Cash at beginning                                                                          309                 380
----------------------------------------------------------------------------------------------------------------------

CASH AT END                                                                            $ 1,676             $ 1,819
--------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR PRINTING INC.







                                    By:   (s)    CLAUDINE TREMBLAY
                                         -------------------------------------
                                    Name:            Claudine Tremblay
                                    Title:           Assistant Secretary




Date: AUGUST 30, 1999